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SMARTPROS LTD.

2009 Annual Report to Shareholders



SmartPros is a leading provider of accredited professional education and corporate training to Fortune 500 companies, as well as the major firms and associations in each of its professional markets.

2009

Our combined subscription libraries feature more than 1,000 course titles covering subjects in the accounting, financial services, legal, engineering and information technology industries. SmartPros' proprietary Professional Education Center (PEC) offers enterprise distribution and administration of education content and information. In addition, SmartPros produces a popular news and information portal for accounting and finance professionals serving more than one million ads and distributing more than 200,000 subscriber email newsletters each month. SmartPros' network of sites averages more than 900,000 monthly visits, serving a user base of 1,000,000+ members.

SMARTPROS OPERATING UNITS AND PRODUCT LINES

*** SmartPros Accounting & Finance
- SmartPros Professional Education Center (PEC)™
- SmartPros eLPLive™
- Financial Management Network (FMN)™
- CPA Report (CPAR)™
- SmartPros Advantage (SPA)™
- CPA Report Government/ Not-for-Profit Edition (CPAR Gov/NFP)™
- Loscalzo Associates™
- Executive Enterprise Institute (EEI)™

*** SmartPros Financial Services
- SmartPros FinancialCampus™
- Financial Services and Sales Training
- Online Banking Courseware

*** SmartPros Engineering™
- General Engineering: Business Management
- Interactive PE Exam Prep for Civil Engineers
- Project Management for Engineers
- Civil Engineering Courses
- MGI Management Institute Engineering Education Catalog™
- APICS Certification Exam Prep

*** SmartPros Legal & Ethics™
- Cognistar™ Continuing Legal Education (CLE) Library
- Organization Training Solutions
- Working Values™ Corporate Ethics and Compliance Solutions
- Integrity Alignment Process™
- Integrity Toolkit™

*** SmartIT™ Information Technology
- WatchIT™ Course Catalog
- WatchIT™ Customer Education Series

*** Skye Multimedia™
- Custom Interactive Training Solutions
- iReflect ™ Training Software

*** SmartPros Interactive™
- Media & Video, Web Development & Video Production

*** SmartPros Marketing Services™
- Marketing Solutions for Accredited Professionals



Dear Fellow Shareholders:

In 2009, SmartPros increased overall revenue, maintained our core subscription revenue, increased online sales revenue, and made what we feel to be a solid acquisition in Executive Enterprise Institute (EEI). While profit and EBITDA were down from last year, we believe the Company is in a position to continue to weather the current economic storm.

Since our initial public offering in October 2004, SmartPros has:

*** acquired nine companies
*** bought back $1.79 million of our own stock
*** nearly doubled our annual revenue from $10.2 to $19.3 million
*** remained debt free

In addition, at year-end 2009 SmartPros had approximately $250,000 more in cash than after the IPO and after paying approximately $500,000 in debt with some of the proceeds.

Through this growth, SmartPros has continually looked at ways to enhance shareholder value. With that in mind, our Board declared our first quarterly dividend of $.01 per share payable on April 11, 2010, to shareholders of record April 1, 2010. Our Board feels that with our strong cash position and our positive EBITDA performance that a dividend was appropriate at this time. While we hope to make quarterly dividends ongoing, we must caution that any future dividend will be affected by our results and by our ongoing requirement for cash to make acquisitions, which is still our primary goal.

Subsequent to the 2009 year-end, SmartPros purchased an additional 149,000 shares of SmartPros common stock, included in the above dollar value of stock repurchased, based on the Board's prior $750,000 approval. We continue to believe that our shares have been undervalued in the market, and that buying back our stock is positive for all shareholders.

So, what should we expect in the upcoming year? You'll note a few key themes in my ongoing comments about our business. The first is the current economy, the second is seasonality, and the third is product mix. Earnings will continue to be affected by all three.

Let's start with the economy. We have remained profitable during this trying economic time by focusing on cost controls. While we've started to see signs of the economic recovery, we continue to be cautious. We walk a fine line in controlling expenses in a manner that won't hamper our future growth.

Now, let's move on to seasonality. We noted at the end of 2008 that with the acquisition of Loscalzo Associates, that our earnings would become more affected by seasonality. This trend proved to be true throughout 2009, and was even more accentuated by the acquisition of EEI in July of 2009. Therefore, this issue will continue to affect us moving forward.

Lastly, our product mix also affects earnings. Core areas of the company are subscription-based and realize revenue over the life of the contract, while consultative and licensed areas of the company realize revenue as work is delivered, billed or completed. Core subscription revenues are fairly stable, but consultative and licensing areas of the company can vary greatly from quarter to quarter. Any one of the themes mentioned can have an impact on earnings in any quarter, but when two or more happen in the same quarter the impact can be significant. Therefore, we continue to suggest that our results be looked at on an annual basis.

I would also like to express my appreciation to our management team for their commitment to make SmartPros successful in these trying times, and for the support of our shareholders over the last year. We look forward to capitalizing on the foundation we have been building for SmartPros.

Sincerely,

Allen S. Greene
Chairman and Chief Executive Officer





Overview

***

SmartPros®
Accounting & Finance

SmartPros is a leading provider of continuing education for accounting and finance professionals. We offer an array of "all-you-can-learn" subscriptions specifically targeted for the public, industry, governmental and not-for-profit sectors.

SmartPros® Professional Education Center (PEC)™

The SmartPros Professional Education Center is a turnkey Learning Management System designed to manage educational subscriptions, student accounts, eCommerce, and reporting needs for corporations and associations. The PEC is co-branded with client logos and color schemes, and delivered using an Application Service Provider hosted infrastructure that requires no client technology resources. Client and partner PECs are loaded with courseware designed to meet their unique organizational needs. In addition, the PEC integrates with today's most popular corporate Learning Management Systems.

2009 New for 2009

SmartPros eLPLive™

SmartPros eLPLive™ live-video Webcasting platform was launched in early 2009. SmartPros eLPLive offers clients the ability to broadcast live video with presentation graphics from SmartPros Video Studio, or from any remote client location. SmartPros offers both retail courseware and private-branded video seminars for its clients.

Financial Management Network (FMN)™

FMN is the leading "update" subscription program for financial and accounting professionals and is a popular solution for Fortune 500 companies. It is available in an offline video group-study format and an online self-study format. FMN produces 48 new courses each year (96 online and self-study credits) focused on the hottest financial topics. FMN also publishes an online archive covering the past 18 months of courseware. Online courses feature streaming video, easy-to-follow course outlines, interactive quizzes and the ability to track credits and print completion certificates.

CPA Report (CPAR)™

CPA Report is our in-depth professional education subscription for accountants in public practice delivered via video and online. We cover the hottest topics affecting the profession and produce more than 48 new segments each year (over 96 credits). Online subscriptions include access to an 18-month archive of past topics. Online courses feature streaming video, easy-to-follow course outlines, interactive quizzes and the ability to track credits and print completion certificates.

CPA Report Government/ Not-for-Profit Edition (CPAR Gov/NFP)™

Video and online subscriptions available.

Loscalzo Associates Ltd.

Loscalzo Associates is a leading provider of live accounting- and auditing-related CPE programs, conferences and seminars. Loscalzo delivers hundreds of seminars each year through state CPA societies, associations of accounting firms and directly with accounting firm clients.

With Loscalzo offerings in the mix, SmartPros now offers a complete blended learning environment for accounting- and finance-related organizations on a national level. Loscalzo operates as a wholly owned subsidiary of SmartPros Ltd. based in Red Bank, N.J.

SmartPros® Advantage (SPA)™

SPA is our annual CPE subscription program featuring hundreds of online skills-based courses offering a blend of self-study via multimedia and interactive text. Courses include downloadable course materials, interactive quizzes and the ability to track credits and print completion certificates. Topic areas include: Accounting and Auditing, Tax, Financial Planning, Management, Ethics, Technology and Personal Development.

2009 New Acquisition

Executive Enterprise Institute (EEI)

Executive Enterprise Institute (EEI), a leader in providing live, professional education focused upon compliance and best practices topics for almost 40 years, offers a variety of CPE/CLE accredited programs. These conferences and seminars provide critical information and practical insights to attendees from across the globe, delivering a learning experience unsurpassed in content, speakers and networking opportunities.

EEI's conferences and seminars are offered in major cities across the United States, primarily in corporate accounting and financial reporting; taxation; banking; and international compliance topics. EEI's programs are delivered by an outstanding network of expert speakers with proven, engaging presentation skills, and are available on a customized basis for delivery on-site for EEI clients.


SmartPros


spa


fmn


cpar


Loscalzo
Associates


EEi





* * *

SmartPros® Financial Services

SmartPros Financial Services features over 300 online course titles, over 16,000 accredited hours and a custom consulting and training group.

SmartPros® FinancialCampus™

SmartPros' FinancialCampus solution specializes in developing adapted educational environments for financial services organizations and providing accredited education and training for insurance agents, stockbrokers, financial planners and related professions. FinancialCampus has delivered training to more than one million financial services professionals, and features a catalog of over 250 accredited online courses representing more than 16,000 hours of approved insurance continuing education credits across all state regulators and various professional designations in financial services. FinancialCampus also features a series of securities and insurance pre-licensing training courses.

Financial Services and Sales Training

SmartPros Financial Services Training is a specialized consulting division providing sales management training, product training and marketing support programs for the financial services industry. We deliver training to organizations such as national and regional brokerage firms, large and small banks, insurance companies and product providers. Our client list includes major financial services organizations from every segment of the industry, with a strong international presence. Our programs are delivered online, as well as via live presentation, group discussion, workbook materials and role-play activities.

Online Banking Courseware

SmartPros' Banking catalog features more than 50 online courses to keep banking and financial services professionals up to date on ever-evolving rules, regulations and business trends in the banking industry. Topic areas include: Compliance, Insurance, Lending, Management, Retirement, and Sales and Service. Courses feature printable course outlines, instantly graded exams, and the ability to print certificates of completion and track credits. Individual and organizational solutions are available.

Financial Campus

* * *

SmartPros® Engineering™

SmartPros Engineering has alliances with professional and technical societies and nationally recognized organizations to develop online courses that fulfill PDH/PDU requirements.

General Engineering: Business Management

More than a dozen courses, including: Increasing Production and Profits, Managing Relationships, Recruiting Stars and Protecting Your License.

Interactive FE Review

FE Exam Review is available for a one-year subscription on CD-ROM and online (combo) or online only. The FE Exam Review uses interactive quizzes, audio and animated slides to maximize your preparation to pass the exam.

Interactive PE Exam Prep for Civil Engineers

SmartPros' PE Exam Review is a state-of-the-art interactive multimedia tool that simulates the actual PE exam using demonstration problems that are comparable to the real test. The course is available online and on CD-ROM. The review course is jointly produced with the American Society of Civil Engineers.

Project Management for Engineers

This interactive program features 11 critical sections with over 60 individual learning modules and provides more than 35 hours of PDU/PDH credit.

Civil Engineering Courses

Courses include: Roadside Design, Wetlands, Stormwater, Windloads, and Slope Stability. Each of the first four courses has multiple modules available individually for purchase.

MGI Management Institute™ Engineering Education Catalog

MGI's distance education courseware covers a wide range of professional topics for engineers, legal administrators, manufacturing professionals, quality managers, health care professionals and others. Since 1968, more than 200,000 professionals have enrolled in MGI courseware.

APICS CPIM Certification Program

In partnership with APICS, The Association for Operations Management, SmartPros has developed the "Certified in Production and Inventory Management (CPIM)" program. There are currently over 90,000 certified professionals who have completed the program.

Coming in 2010

Green Engineering Catalog

SmartPros Engineering is preparing to debut a new catalog of "green" engineering modules designed to meet the growing demands for eco-friendly engineering processes. These comprehensive online courses are designed for certified engineers, as well as related architecture and construction professionals.

Power Management Courses

SmartPros Power Management Series is a comprehensive set of instructional materials, covering fundamental to in-depth knowledge of essential components, such as generators, transfer switches, UPS and cooling systems, as well as good engineering practices.

SmartPros Engineering





***

SmartPros® Legal & Ethics™

Serving the educational and compliance needs of today's corporate counsel, legal firms and attorneys.

The SmartPros Legal & Ethics Ltd. subsidiary now encompasses Working Values and Cognistar product lines.

Cognistar® Continuing Legal Education (CLE) Library

SmartPros has CLE solutions available in over 20 states, featuring more than 160 online CLE courses. These business-oriented legal programs cover the areas of litigation, intellectual property, corporate and securities law, taxation, labor and employment law, bankruptcy, ethics, professionalism, substance abuse, bias, and more.

Organizational Training Solutions for Legal Firms and Corporate Counsel

SmartPros offers comprehensive end-to-end solutions for corporations seeking education and training solutions. Our programs help professionals and executives stay on top of their game by providing answers to the hot issues of the day through a variety of formats designed to inspire the user. Cognistar users save time, resources and money on education and training, and have the opportunity to leverage their own in-house content.

Working Values™ Corporate Ethics and Compliance Solutions

SmartPros helps leading organizations align workplace behavior and standards to meet ethics and compliance requirements.

Integrity Alignment Process™

SmartPros Integrity Alignment Process aligns employee and manager actions with the organization's values and standards using integrated approaches to communication, learning and process realignment. The Process includes assessments and strategic planning, as well as award-winning training and communication programs.

Integrity Toolkit™

The Toolkit is a compliance center that includes code of business conduct certification, training and assessment tools. It features a Learning Management System that provides employees, managers, senior leaders and board members with the tools each group needs to understand the compliance requirements of the organization and what is required of them to help move the company towards those goals.

***

SmartIT™

Information technology education and training for business and IT professionals.

WatchIT™ Course Catalog

WatchIT is designed for business and IT professionals looking to enhance their overall IT literacy. WatchIT features the experience of real-world experts delivered on-demand wherever and whenever a professional needs to learn. We offer over 250 rich media-based courses, and produce three to five new titles each month in online video and offline formats (podcasts, DVD, etc.). Customers also use our courseware for professional education and professional development. WatchIT helps smart people stay smart; at their pace, and at a time that's convenient.

WatchIT™ Customer Education Series

WatchIT produces education programs that enable technology companies to educate business and technology professionals about new products and services. The programs are used to demonstrate thought leadership, enable sales readiness and generate new business.

***

Skye Multimedia™

Skye Multimedia is at the cutting edge of custom educational, marketing and sales training interactive design.

Custom Interactive Training Solutions

For over 10 years Skye has designed and produced interactive training and marketing applications for electronic delivery via the Internet, CD, DVD, video and kiosk.

Services include:

Product Knowledge Training
Selling Skills Courses
Application Instruction
Product Demonstrations
Presentations
2D/3D Animation

iReflect™ Training Software

iReflect* empowers corporations and organizations to cost-effectively and efficiently train and improve employee presentation and interaction without limit to geographic areas. Team members become effective and confident at delivering a company's core messaging by recording, watching and assessing their own physical presentations and interactions with others. Incorporating advanced instructional design principles and utilizing audio and video recording technology in an intuitive interface, iReflect allows companies to quickly build training and practice modules that increase knowledge and awareness across an entire organization. iReflect is available for licensing in both Internet and intranet platforms.

** iReflect LLC is jointly owned by Skye Multimedia Ltd. and Education and Training Systems International Inc.*


SmartPros
Legal & Ethics

cognistar

WorkingValues

watchIT

SKYE
MULTIMEDIA



* * *

SmartPros® Interactive™

SmartPros Interactive features a full-service in-house video studio with editing and duplication services.

Media & Video, Web Development & Video Production

Our in-house custom development team works with clients to convert their existing education or training content – or to produce custom content from scratch – for delivery online or via interactive CD-ROM or DVD. We feature a full-service in-house video studio with editing and duplication services.

Media services include:

Web Site Design & Development
Intranet & Extranet Solutions
Rich Media Design
Streaming Media Conversion
CD-ROM Development
eBusiness Consulting
Custom e-Learning Development

Video services include:

Pre-Production & Casting
Film & Video Production
Post Production
Duplication & Distribution
Webcasting
Sound Stage Rental
Full-Frame Digital Conversion
VHS & Audio Cassette Duplication
CD / CD-ROM / DVD Duplication
Transfer Services
Packaging & Fulfillment

* * *

SmartPros® Marketing Services™

SmartPros Marketing Services is a full-service agency focused on programs that reach accredited professionals.

Marketing Solutions to Accredited Professionals

This group is responsible for content management, advertising and lead-generation programs offered through the company's popular news and information portal.

In addition, we produce private-branded content solutions for our clients in the areas of industry-specific news headlines and newsletters. SmartPros marketing programs currently reach 300,000+ accredited professionals with one million targeted advertising impressions each month. All of our programs are available online and in print.

Services include:

Advertising & Lead Generation
Custom Newsletter Programs
Contests & Surveys
Email Promotions & Direct Mail
Media Relations & Tradeshows
Collateral Development

SmartPros

Knowledge for Professionals



Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Form 10-K. Certain statements in this discussion and elsewhere in this report constitute forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934. See "Forward-Looking Statements" following the Table of Contents of this 10-K. Because this discussion involves risk and uncertainties, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We measure our operations using both financial and other metrics. The financial metrics include revenues, gross margins, operating expenses and income from continuing operations. Other key metrics include (i) revenues by sales source, (ii) online sales, (iii) cash flows and (iv) EBITDA.

Some of the most significant trends affecting our business are the following:

- the increasing recognition by professionals and corporations that they must continually improve their skills and those of their employees in order to remain competitive;
- continuing and expanding professional education requirements by governing bodies, including states and professional associations;
- the plethora of new laws and regulations affecting the conduct of business and the relationship between employers and their employees;
- the increased competition in today's economy for skilled employees and the recognition that effective training can be used to recruit and train employees;
- the development and acceptance of the Internet as a delivery channel for the types of products and services we offer; and
- current economic conditions.

Over the last five years, our annual revenues have grown from $10.2 million to $19.3 million. This growth is due in large part to eight acquisitions that we have completed in this period. Our most recent acquisition was Executive Enterprise Institute (EEI) in July 2009. EEI is a leading provider of live training to corporate financial professionals and attorneys, and complements the live training that Loscalzo provides to accountants. EEI's live training is marketed directly to larger corporations and through associations, such as Financial Executives International (FEI). We intend to continue focusing on acquisitions that will allow us to increase the breadth and depth of our current product offerings, including the general corporate market for compliance, governance and ethics. We will also consider acquisitions that will give us access to new markets and products.

We prefer acquisitions that are accretive, as opposed to those that are dilutive, but ultimately the decision will be based on maximizing shareholder value rather than short-term profits. The size of the acquisitions will be determined, in part, by our size, the capital available to us, and the liquidity and price of our stock. We may use debt to enhance or augment our ability to consummate larger transactions. There are many risks involved with acquisitions, some of which are discussed in Item 1 of Part 1 of this report above under the caption "Certain Risk Factors That May Affect Our Growth and Profitability." These risks include identifying appropriate acquisition candidates, successfully negotiating the business, legal and financial terms of the acquisitions, integrating the acquired business into our existing operations and corporate structure, retaining key employees, and minimizing disruptions to our existing business. We cannot assure that we will be able to identify appropriate acquisition opportunities or negotiate reasonable terms or that any acquired business or assets will deliver the shareholder value that we anticipated at the outset.

With respect to our performance for the recently completed 2009 fiscal year, while we were able to increase revenue, our expenses increased at a faster rate. The increase in revenue was attributable primarily to our accounting/finance division, our financial services training division, Skye and our consulting business. All our other divisions and subsidiaries experienced a reduction in revenue. The increase in accounting/finance revenue is attributable almost entirely to Loscalzo, which had its first full year of operations, and EEI, which we acquired mid-year. The decrease in revenue experienced by our other operating units we believe was almost entirely attributable to general economic conditions. As the overall business environment improves, we expect these units to increase their level of business, as well. On the expense side, Loscalzo and EEI were significant factors in the increase, as well. To offset these increases, which were anticipated, we reduced staff in other areas of our operations and restructured various compensation arrangements where possible. We will continue to closely monitor our direct and general and administrative costs and make the necessary adjustments where warranted. For example, we are committed to installing a new telecommunications system, at a cost of approximately $120,000, which we believe will result in future savings in our operating costs.

Seasonality and Cyclicality

Historically, our operating results have fluctuated from quarter to quarter, primarily because a portion of our business is non-subscription based. Custom jobs and consulting work are subject to both the general business climate and clients' needs. Our engineering revenue is subject to staffing levels in both the private and public sector. In economic downturns, staff reductions result in fewer people taking professional engineering licensing exams. Our subscription-based revenue is spread over the life of the subscription, which is generally one year and can be effected by staff reductions, as well. With our acquisition of Loscalzo and EEI, these quarterly fluctuations have become more evident and we expect this trend to continue for the foreseeable future. Both Loscalzo and EEI generate most of their revenue from live training programs. In EEI's case, the revenue is recognized almost exclusively in the second and fourth quarters, when the sessions take place. In Loscalzo's case, the revenue tends to be recognized over the second, third and fourth quarters, with the fourth quarter revenue being the greatest. While the costs that are directly related to the production of this revenue are expensed over the same period, both Loscalzo and EEI have general and administrative expenses that are incurred ratably over the year, creating the fluctuations in our operating results.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements that have been prepared according to accounting principles generally accepted in the United States. In preparing these financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. We evaluate these estimates on an ongoing basis. We base these estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. We consider the following accounting policies to be the most important to the portrayal of our financial condition.

Revenues

A large portion of our revenues are in the form of subscription fees for any of our monthly accounting update programs or access to our library of accounting, financial services training and legal courses. Other sources of revenue include direct sales of programs or courses on a non-subscription basis or from various forms of live training, fees for Web site design, software development, tape and DVD duplication, video production, video conversion, course design and development, ongoing maintenance of the PEC, and licensing fees. Subscriptions are billed on an annual basis, payable in advance and deferred at the time of billing. Sales made over the Internet are by credit card only. Renewals are usually sent out 60 days before the subscription period ends. Larger transactions are usually dealt with by contract, the financial terms of which depend on the services being provided.

Revenues from subscription services are recognized as earned, deferred at the time of billing or payment, and amortized into revenue on a monthly basis over the term of the subscription. Engineering products are non-subscription based and revenue is recognized upon shipment of the product, or in the case of online sales, payment. Revenues from live training are recognized when earned, usually upon the completion of the seminar or conference. Revenues from non-subscription services provided to customers, such as Web site design, video production, consulting services and custom projects, are generally recognized on a percentage of completion basis where sufficient information relating to project status and other supporting documentation is available. The contracts may have different billing arrangements resulting in either unbilled or deferred revenue. We obtain either a signed agreement or purchase order from our non-subscription customers outlining the terms and conditions of the sale or service to be provided. Otherwise, these services are recognized as revenues after completion and delivery to the customer. Duplication and related services are generally recognized upon shipment or, if later, when our obligations are complete and realization of receivable amounts is assured.

Impairment of long-lived assets

We review long-lived assets, goodwill and certain intangible assets annually for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. Upon completing our review and testing for the current period we believe that we have not incurred any impairment to such assets

Stock-based compensation

We have adopted the recognition and measurement requirements of Accounting Standards Codification (ASC) (the "Codification") Topic 718 that discuss stock based compensation. As a result, compensation costs are recognized in the financial statements for stock options or grants awarded to employees and directors. Options and warrants granted to non-employees are recorded as an expense at the date of grant based on the then estimated fair value of the security granted.

Segment reporting

All of our operations constitute a single segment, that of educational services. Revenues from non-educational services, such as video production are not a material part of our operating income.

Results of Operations

Comparison of the years ended December 31, 2009 and 2008

The following table compares our statement of operations data for the years ended December 31, 2009, and December 31, 2008. The trends suggested by this table may not be indicative of future operating results, which will depend on various factors including the relative mix of products sold (accounting/finance, engineering or corporate training) and the method of sale (video or online).

Year ended December 31	2009		2008		
	Amount	Percentage	Amount	Percentage	Change
Net revenues	$19,274,533	100.0%	$18,256,328	100.0%	5.6%
Cost of revenues	9,146,145	47.5%	7,811,500	42.8%	17.1%
Gross profit	10,128,388	52.5%	10,444,828	57.2%	-3.0%
Selling, general and administrative	8,694,779	45.1%	8,171,943	44.8%	6.4%
Depreciation and amortization	1,052,151	5.5%	945,932	5.2%	11.2%
Total operating expenses	9,746,930	50.6%	9,117,875	49.9%	6.9%
Operating income (loss)	381,458	2.0%	1,326,953	7.3%	-71.3%
Other income, net	24,633	0.1%	204,182	1.1%	-87.9%
Income before (provision for) benefit for income taxes	406,091	2.1%	1,531,135	8.4%	-73.5%
Income tax (provision) benefit	(7,048)	0.0%	70,128	0.4%	-110.6%
Net income	$ 398,683	2.1%	$ 1,601,263	8.8%	-75.1%

Net revenues

Net revenues for 2009 increased 5.6% compared to net revenues for 2008, primarily as a result of the acquisition of EEI and a full year of Loscalzo (acquired July 2008). Online revenues continue to be an important factor contributing to our overall revenue growth. In both 2009 and 2008, net revenues from online sales of subscription-based products and other sales accounted for approximately $7.1 and $6.8 million, or 37% of our net revenues, respectively. Although online revenues have increased in total dollars, as a percentage of total net revenues, it has remained flat.

Net revenues from sales of our accounting/finance products grew in both absolute dollars and as a percentage of total revenues, primarily as a result of the EEI acquisition and a full year of operations by Loscalzo. In 2009, net revenues from our accounting/finance and related products were $12.4 million, compared to $11.3 million in 2008. In each of 2009 and 2008, net revenues from accounting/finance products, including both subscription and non-subscription based revenue, was $8 and $8.2 million, respectively. Net revenues from live training, custom work and advertising were $4.4 million in 2009, as compared to $3.1 million in 2008. The difference is primarily attributable to Loscalzo and EEI.

Net revenues from sales of our engineering products, which are not subscription-based, were $746,000 in 2009, compared to $979,000 in 2008. The decrease in engineering sales is due to current economic conditions, as engineering firms and governmental agencies have reduced personnel and curtailed spending.

Net revenues from video production, duplication and consulting services increased in 2009 by $94,000 to $305,000 from $211,000 in 2008, as a result of increased consulting work. Video production and duplication income fluctuates annually, but overall they continue to decline. The duplication business has declined because tape is no longer used and we do not have the capability of doing very large DVD duplication jobs. Our video production facility is primarily used for internal work and income results from the renting of our facilities and/or our equipment. Consulting work varies from year to year, and sales are credited to the department from which they originate and not to the department where the work is performed.

Net revenues from SLE decreased from $1.31 million in 2008 to $705,000 in 2009. This decrease was primarily due to a decrease of $140,000 from our Cognistar legal division, and a decrease of $462,000 from our ethics division. The decrease in Cognistar sales is due to the economy as many law firms have reduced staff and cut budgets. The ethics division's income is from custom consulting jobs and economic conditions have curtailed spending in that area, as well.

Skye generated $2.87 million of net revenues in 2009, as compared to $2.34 million in 2008. Skye produces customized training and educational material for the pharmaceutical industry, professional firms, financial service companies and others.

Our financial services training division generated net revenues of $2.02 million in 2009, as compared to only $1.87 million in 2008. The largest portion of the growth comes from FinancialCampus course sales, which are delivered over the Internet.

Our technology training product WatchIT, acquired in August 2007, generated net revenues of $207,000 in 2009, as compared to $289,000 of revenues in 2008.

Cost of revenues

Cost of revenues includes (i) production costs, such as the salaries, benefits and other costs related to personnel, whether employees or independent contractors, who are used directly in connection with producing or conducting our educational programs, (ii) royalties paid to third parties, (iii) the cost of materials, such as DVDs, printed matter and packaging materials, and (iv) shipping costs. Compared to 2008, cost of revenues in 2009 increased by approximately $1.3 million. This increase is a result of a full year of costs for Loscalzo, costs directly related to EEI and business that required a substantial amount of outsourcing in order to complete projects. Cost of revenues in 2009 increased to 47.5% from 42.8% in 2008, resulting in a 3% decrease in our gross profit margin. With the addition of Loscalzo and EEI, which together represent approximately 19% of our current net revenues, we anticipate a lower gross profit percentage as these businesses are more labor- and cost-intensive than our subscription-based products.

There are many different types of expenses that are characterized as production costs and they vary from period to period depending on many factors. The expenses that showed the greatest variations from 2008 to 2009 and the reasons for those variations were as follows:

- *Outside labor and direct production costs.* Outside labor includes the cost of hiring actors and production personnel, such as directors, producers and cameramen and the outsourcing of non-video technology. It also includes the costs of instructors for live training and the production of those courses. These costs increased by $916,000 in 2009 from 2008. Both Skye and our consulting/technology departments employ a number of consultants to write scripts, edit course material and provide technology services. Loscalzo and EEI employ a number of consultants to develop course material in addition to hiring instructors to deliver programs throughout the United States. We have been outsourcing some of the programming and content development functions that were previously done by our employees to firms in India and China at a substantial savings. We are always exploring other areas, such as the Philippines, for outsourcing our technology needs. Direct production costs, which are costs related to producing videos other than labor costs – such as the cost of renting equipment and locations, and the purchase of materials – increased by $133,000. These variations are related to the type of video production and custom projects and do not reflect any trends in our business.

- *Salaries.* Overall payroll and related costs attributable to production personnel increased by approximately $290,000. The increase was primarily attributable to salaries and related costs from our recent acquisitions offset by decreases in other areas, such as video production/tape duplication and our technology group. While our SLE salaries and related costs decreased by $83,000, this was offset by increased salaries from Skye of approximately $111,000 in 2009 from 2008.

- *Royalties.* Royalty expense was relatively flat in 2009 as compared to 2008. This was due to increased royalties in accounting education offset by an equal decrease in engineering products. We often have to estimate the royalty expense due our partners, as the information may not be available. If volume increases or if we enter into new agreements or modify existing agreements, the actual royalty payments in 2010 under these agreements may be either higher or lower than they were in 2009.

- *Other costs.* Travel and entertainment and other miscellaneous expenses increased by $2,000, primarily related to Loscalzo, EEI and some custom projects. The largest component of these expenses is travel and entertainment that increased by $15,000 in 2009 from 2008, offset by a reduction in shipping costs of $12,000 as a result of converting to DVD from videotape. Loscalzo and Skye often bill their customers for travel.

As our business grows we may be required to hire additional production personnel, increasing our cost of revenues.

Selling, general and administrative expenses

General and administrative expenses include corporate overhead, such as (i) compensation and benefits for administrative, sales and marketing and finance personnel, (ii) rent, (iii) insurance, (iv) professional fees, (v) travel and entertainment, and (vi) office expenses. General and administrative expenses in 2009 were higher than they were in 2008 by $523,000. Overhead expenses directly attributable to Loscalzo and EEI, which include marketing expenses, rent, salaries and related costs and other costs were approximately $630,000. Exclusive of these increases, other overhead expenses decreased approximately $107,000 primarily due to reduced salaries and related costs. In addition, in conformity with applicable accounting standards, we are expensing the costs associated with the grants of option and restricted stock to employees and directors. This non-cash expense was $223,000 in 2008 and $236,000 in 2009. We anticipate that general and administrative expenses will increase in 2010 as we fully absorb the EEI acquisition with its substantial marketing expenses.

Depreciation and amortization

Depreciation and amortization expenses were $106,000 higher in 2009 than they were in 2008. The increase is attributable to intangible assets acquired in the Loscalzo and EEI transactions, as well as and the capitalization of intangible assets developed internally, principally our new PEC. The total cost of the intangible assets acquired in the Loscalzo and EEI transaction was approximately $3,784,000, of which approximately $1,473,000 is being amortized over various periods ranging from three to 10 years. The total capitalized cost of our new PEC is $1,044,000, and is being amortized over five years. As we are always upgrading our computer hardware and systems, and because we have a number of projects in development, we expect our depreciation and amortization expenses on our fixed and intangible assets to increase.

Operating income

For 2009, operating income was $382,000 compared to $1.3 million in 2008, a decrease of 71.3%. As a percentage of net revenues, operating income in 2009 was 2% compared to 7.3% in 2008, a decrease of 5.3%. Our acquisition of EEI in the second half of 2009, as well as a decrease in revenue from our legal and ethics division and our engineering division, has contributed to the decrease in operating income.

Other income

Other income and expense items primarily consist of interest earned on deposits. We currently have no outstanding debt, other than normal trade payables. Net interest income decreased by $180,000 due to the fact that interest rates were significantly lower in 2009 compared to 2008. We do not anticipate an increase in interest income as interest rates continue to remain very low in 2010.

Income tax (provision) benefit

In 2009, we recorded a net tax expense of $7,000, compared to a $70,000 benefit in 2008. We have analyzed all of the components of our deferred tax assets and liabilities and have recorded a net deferred tax asset of $1.25 million after a valuation allowance of approximately $700,000, as compared to a net deferred tax asset of $1.10 million in the prior year. The current period expense consisted of net federal income tax benefit of $115,000 offset by state and local taxes of approximately $122,000. In the prior period, we recorded a tax benefit of $70,000 after recording a net federal tax benefit of $98,000 offset by state and local taxes of $28,000.

In 2008 and 2009 we recorded a net tax benefit after evaluating our estimated taxable income for each ensuing five-year period. Our estimates were based on a number of factors including prevailing economic conditions and the effect of recent acquisitions on future earnings. We have estimated that our net income will increase by 2% in 2010 and by 5% per year for each of 2011-2014 taking into account various factors including the pace of the recovery from the recent recession and the impact of differences between financial and tax accounting on our taxable income during the years in question.

Net income

For 2009, we recorded net income of $398,000, compared to $1.6 million for 2008. Our net profit margin for 2009 was 2.1%, compared to 8.8% in 2008, a decrease of 75.1%. The decrease in net income is primarily due to a decrease in gross profit, higher general and administrative expenses, as well as lower interest income. In addition, we recognized a net tax expense in 2009, as compared to a tax benefit in 2008.

Liquidity and Capital Resources

Historically, we have financed our working capital requirements through internally generated funds, sales of equity and debt securities, and proceeds from short-term bank borrowings. At year-end, we had no indebtedness for borrowed money.

Our working capital as of December 31, 2009, was approximately $3.2 million, compared to a $2.3 million working capital as of December 31, 2008. The increase is attributable to positive cash flow from operations offset by cash used to pay the former shareholders of Skye their contingent payment. Our current ratio at December 31, 2009, is 1.48 to 1, compared to 1.31 to 1 at December 31, 2008. The current ratio is derived by dividing current assets by current liabilities and is a measure used by lending sources to assess our ability to repay short-term liabilities. The largest component of our current liabilities, approximately $5.3 million and $5.6 million at December 31, 2009 and 2008, respectively, is deferred revenue, which is revenue collected or billed but not yet earned under the principles of revenue recognition. Most of this revenue is in the form of subscription fees and will be earned over the next 12 months. The cost of fulfilling our monthly subscription obligation does not exceed this revenue and is booked to expense as incurred. For some of our products, there are no additional costs, other than shipping costs, required to complete this obligation as the material is already in our library.

For the year ended December 31, 2009, we had a net increase in cash of $94,000. We generated $1.8 million in cash from operations, offset by $1.7 million in investing activities, including $700,000 for additional purchase consideration paid for the acquisition of Skye, $349,000 for EEI, and the balance for purchases or internal development of various capital assets. In addition, we expended $11,000 for the purchase of treasury shares. The primary components of our operating cash flows are our net income adjusted for non-cash expenses, such as depreciation and amortization, and the changes in accounts receivable, accounts payable and deferred revenues.

In comparison, for the year ended December 31, 2008, we had a $3.4 million decrease in cash. That decrease was a result of cash generated by operations of $2.3 million offset by cash expended for investing activities of $5.1 million, primarily for acquisitions of $4.2 million and $878,000 for various asset acquisitions or internal capitalization of intangibles. We also expended $574,000 in financing activities primarily for the purchase of treasury shares of $603,000 offset by cash generated from the exercise of options and warrants and other of $29,000.

Capital expenditures for the year ended December 31, 2009, were approximately $661,000, of which $216,000 consisted primarily of computer equipment, most of which was for our off-site backup center, a requirement of SOX compliance. We capitalized $100,000 of costs for the production of various courses and $344,000 for capitalizing the costs of our new PEC and other products. We are constantly reviewing and upgrading our technology. For fiscal 2010, we have budgeted approximately $275,000 for capital expenditures (other than software and course development costs), including $120,000 budgeted to upgrade our telecommunications platform.

In March 2009, we purchased 149,000 shares of our common stock for approximately $462,000. In addition, we declared a dividend of $.01 per common share payable April 11, 2010, to shareholders of record on April 1, 2010.

Contractual Obligation, Commitments and Contingencies

As of December 31, 2009, we had commitments under various leases for our offices in Hawthorne, New York, the SLE office in Westborough, Massachusetts, Skye's offices in Bridgewater, New Jersey, and Loscalzo's office in Red Bank, New Jersey. The total aggregate commitment under these leases is approximately $3.4 million through January 2019. SLE recently entered into a new lease that expires in January 2012 with monthly rent of approximately $2,500. The Skye lease was recently extended to January 2014 at a base monthly rent of $3,200, and the lease for the Loscalzo office expires on June 30, 2011, at a monthly rent of $5,000.

In the future, we may issue additional debt or equity securities to satisfy our cash needs. Any debt incurred or issued may be secured or unsecured, at a fixed or variable interest rate and may contain other terms and conditions that our Board of Directors deems prudent. Any sales of equity securities may be at or below current market prices. We cannot assure that we will be successful in generating sufficient capital to adequately fund our liquidity needs.

Interest Rate Risk

Interest rate risk represents the potential loss from adverse changes in market interest rates. As we may hold U.S. Treasury securities or money market funds, we may be exposed to interest rate risk arising from changes in the level and volatility of interest rates and in the shape of the yield curve.

Credit Risk

Most of our cash is held in deposit accounts, U.S. Treasury and non-Treasury money market funds. Our bank deposit accounts are insured by the U.S. government, but only up to a maximum of $250,000 at any one bank. Our money market funds are held in a brokerage account that is insured by the Security Industry Protection Corp up to $500,000, and various brokerage firms may carry additional insurance from commercial insurance companies. Our cash balances vary from time to time based on a variety of factors, but in most cases are significantly in excess of the insurable limit. As a result, we have exposure on these accounts in the event these financial institutions become insolvent.

In addition, we may have credit risk with respect to customers who default on custom orders or who default on subscription payments

Recent Accounting Pronouncements

In July 2009, the Financial Accounting Standards Board adopted The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, (the "Codification"). The Codification is a single source of authoritative U.S. nongovernmental generally accepted accounting principles. The Codification does not change generally accepted accounting principles, but is intended to make it easier to find and research issues and changes the way GAAP is referenced. The Codification is effective for interim and annual periods ending after September 15, 2009. We began to use the new Codification when referring to GAAP in our financial statements for the third quarter of 2009.

In May 2009, The FASB issued ACS 855, the Subsequent Events topic that provides guidance on management's assessment of subsequent events. This standard establishes the accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. This section is effective for interim and annual periods ending after June 15, 2009. In accordance with the Codification, we reviewed the events for inclusion in the financial statements through the filing date of this Form 10-K. The implementation of this standard did not have a material impact on our consolidated financial statements.

Consolidated Balance Sheets

December 31,	2009	2008
Assets		
Current Assets:		
Cash and cash equivalents	$ 6,720,649	$ 6,626,181
Accounts receivable, net of allowance for doubtful accounts of $39,627 and $39,677 at December 31, 2009 and 2008, respectively	2,700,111	3,114,139
Prepaid expenses and other current assets	260,357	249,281
Total Current Assets	9,681,117	9,989,601
Property and Equipment, net	608,850	607,988
Goodwill	3,375,257	3,394,329
Other Intangibles, net	4,421,749	4,500,639
Other Assets, including restricted cash of $150,000	160,626	155,613
Deferred Tax Asset	1,250,924	1,103,923
Investment in Joint Venture, at cost	14,755	23,890
Total Assets	$19,513,278	$19,775,983
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 776,059	$ 779,870
Accrued expenses	446,929	1,294,042
Deferred revenue	5,299,450	5,576,607
Total Current Liabilities	6,522,438	7,650,519
Long-Term Liabilities:		
Other liabilities	23,187	–
Total Long-Term Liabilities	23,187	–
Total Liabilities	6,545,625	7,650,519
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock, $.001 par value; 1,000,000 shares authorized, no shares issued and outstanding	–	–
Common stock, $.0001 par value; 30,000,000 shares authorized, 5,562,100 and 5,324,316 shares issued as of December 31, 2009 and 2008, respectively, and 5,076,305 and 4,841,567 shares outstanding as of December 31, 2009 and 2008, respectively	556	532
Common stock in treasury, at cost - 485,795 and 482,749 shares as of December 31, 2009 and 2008, respectively	(1,536,782)	(1,525,723)
Additional paid-in capital	17,610,392	17,155,851
Accumulated deficit	(3,106,513)	(3,505,196)
Total Stockholders' Equity	12,967,653	12,125,464
Total Liabilities and Stockholders' Equity	$19,513,278	$19,775,983

See notes to consolidated financial statements.

Consolidated Statements of Income

Years ended December 31,	2009	2008
Net Revenues	$19,274,533	$18,256,328
Cost of Revenues	9,146,145	7,811,500
Gross Profit	10,128,388	10,444,828
Operating Expenses:		
Selling, general and administrative	8,694,779	8,171,943
Depreciation and amortization	1,052,151	945,932
Total Operating Expenses	9,746,930	9,117,875
Operating Income	381,458	1,326,953
Other Income (Expense):		
Interest and dividend income, net	33,768	215,292
Loss from joint venture	(9,135)	(11,110)
Total Other Income	24,633	204,182
Income before Income Taxes	406,091	1,531,135
(Provision for) Benefit from Income Taxes	(7,408)	70,128
Net Income	$ 398,683	$ 1,601,263
Net Income per Common Share:		
Basic net income per common share	$ 0.08	$ 0.32
Diluted net income per common share	$ 0.08	$ 0.32
Weighted Average Number of Common Shares Outstanding:		
Basic	5,043,045	4,938,548
Diluted	5,101,668	4,975,198

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2009 and 2008

	Preferred Stock		Common Stock		Additional				Total
	Shares	Amount	Shares	Amount	Paid-in Capital	Accumulated Deficit	Deferred Compensation	Treasury Stock	Stockholders' Equity
Balance, January 1, 2008	–	$ –	5,304,698	$530	$16,925,314	$(5,106,459)	$(22,220)	$ (922,625)	$10,874,540
Exercise of Stock Options	–	–	12,716	1	29,339	–	–	–	29,340
Issuance of Shares from Restricted Stock Plan	–	–	6,902	1	126,076	–	–	–	126,077
Amortization of Deferred Compensation	–	–	–	–	–	–	22,220	–	22,220
Stock Option Expense	–	–	–	–	75,122	–	–	–	75,122
Purchase of Treasury Shares	–	–	–	–	–	–	–	(603,098)	(603,098)
Net Income	–	–	–	–	–	1,601,263	–	–	1,601,263
Balance, December 31, 2008	–	–	5,324,316	532	17,155,851	(3,505,196)	–	(1,525,723)	12,125,464
Issuance of shares from Restricted Stock Plan	–	–	153,959	16	151,959	–	–	–	151,975
Stock Option Expense	–	–	–	–	83,807	–	–	–	83,807
Shares Issued as Additional Purchase Consideration for Skye Multimedia, Ltd.	–	–	83,825	8	218,775	–	–	–	218,783
Purchase of Treasury Shares	–	–	–	–	–	–	–	(11,059)	(11,059)
Net income	–	–	–	–	–	398,683	–	–	398,683
Balance, December 31, 2009	–	$ –	5,562,100	$556	$17,610,392	$(3,106,513)	$ –	$(1,536,782)	$12,967,653

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31,	2009	2008
Cash Flows from Operating Activities:		
Net income	$ 398,683	$ 1,601,263
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,052,151	945,932
Stock compensation expense	235,782	201,199
Deferred compensation	–	22,220
Deferred income tax benefit	(120,000)	(125,923)
Loss from joint venture	9,135	11,110
Gain on sale of equipment	–	(3,616)
Deferred rent	23,187	(80,081)
Changes in operating assets and liabilities:		
(Increase) decrease in operating assets:		
Accounts receivable	414,028	(390,466)
Prepaid expenses and other current assets	42,828	35,155
Other assets	(5,013)	–
(Decrease) increase in operating liabilities:		
Accounts payable and accrued expenses	67,872	(168,231)
Deferred revenue	(322,606)	226,458
Total adjustments	1,397,364	673,757
Net Cash Provided by Operating Activities	1,796,047	2,275,020
Cash Flows from Investing Activities:		
Acquisition of property and equipment	(216,461)	(215,784)
Capitalized course costs	(100,212)	(43,932)
Capitalized software development	(344,204)	(617,961)
Proceeds from sale of equipment	–	12,000
Investment in joint venture	–	(35,000)
Cash paid for business acquisitions	(348,715)	(4,246,742)
Adjustment to cash paid for goodwill	19,072	–
Additional purchase consideration for acquisition of Skye Multimedia Ltd.	(700,000)	–
Net Cash Used in Investing Activities	(1,690,520)	(5,147,419)
Cash Flows from Financing Activities:		
Purchase of treasury shares	(11,059)	(603,098)
Net proceeds from exercise of stock options, warrants and other	–	29,340
Net Cash Used in Financing Activities	(11,059)	(573,758)
Net Increase (Decrease) in Cash and Cash Equivalents	94,468	(3,446,157)
Cash and Cash Equivalents, beginning of year	6,626,181	10,072,338
Cash and Cash Equivalents, end of year	$ 6,720,649	$ 6,626,181
Supplemental Disclosure and Non-cash Investing and Financing Activities:		
Cash paid for interest	$ 700	$ 300
Cash paid for income taxes	$ 85,000	$ 28,000
Stock issued as additional purchase consideration paid for acquisition of Skye Multimedia Ltd.	$ 218,783	$ –
Additional purchase consideration payable for acquisition of Skye Multimedia Ltd.	$ –	$ 925,000

See notes to consolidated financial statements.

Note 1. Description of Business and Summary of Significant Accounting Policies

Nature of operations - SmartPros Ltd. and Subsidiaries ("SmartPros" or the "Company"), a Delaware corporation, was organized in 1981 as Center for Video Education Inc. for the purpose of producing educational videos primarily directed to the accounting profession. SmartPros's primary products are periodic video and internet subscription services directed to corporate accountants and financial managers, accountants in public practice and CPA exam candidates. In conjunction with the acquisition of Loscalzo Associates Ltd. ("Loscalzo"), in 2008 and Executive Enterprises Institute ("EEI") in July 2009, the Company is now a leading provider of live training to accountants, legal and financial services professionals. In addition, the Company produces a series of continuing education courses directed to the engineering profession, a series of courses designed for candidates for the professional engineering exam and training for information technology professionals. Its wholly owned subsidiary, SmartPros Legal & Ethics Ltd. ("SLE") produces ethics, governance and compliance programs for corporate clients, and through its Cognistar division, produces online and customized training courses for the legal profession. Through its wholly owned subsidiary, Skye Multimedia Ltd. ("Skye"), the Company produces customized training solutions for a number of industries, including the pharmaceutical, professional services and others. The Company has also acquired a library of nationally certified online training solutions for the banking, securities and insurance industries, and courses designed for live training. SmartPros also produces custom videos and rents out its studios. SmartPros's corporate headquarters is located in Hawthorne, New York, where it maintains its corporate offices, new media lab and video production studio.

Basis of presentation - The consolidated financial statements of SmartPros include the accounts of SmartPros and its wholly owned subsidiaries, SLE, Skye and Loscalzo. All significant intercompany balances and transactions have been eliminated.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - The Company recognizes revenue from its subscription services as earned. Subscriptions are generally billed in advance on an annual basis, deferred at the time of billing and amortized into revenue on a monthly basis over the term of the subscription, generally one year. Engineering products are non-subscription based and revenue is recognized upon shipment or, in the case of online sales, upon receipt of payment. Revenues from other non-subscription services, such as Web site design, video production, consulting services, and custom projects, are recognized on a percentage of completion method where sufficient information relating to project status and other supporting documentation is available. The contracts may have different billing arrangements resulting in either unbilled or deferred revenue. The Company obtains either signed agreements or purchase orders from its non-subscription customers outlining the terms and conditions of the products or services to be provided. Otherwise, revenues are recognized after completion and/or delivery of services to the customer. Revenues from live training programs are recognized upon completion of the conference or seminar, which usually last one to three days. Expenses directly related to the seminars, including marketing costs, are charged to expense in the quarter in which the seminar is held.

Segment reporting - The Company has evaluated the requirements under Topic 280, Segment Reporting, of the Accounting Standards Codification ("ASC"). The Company's management monitors the revenue streams of its various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's operations are considered by management to be aggregated in one reportable segment, educational services.

Cash and cash equivalents - All highly liquid instruments with an original maturity of three months or less are considered cash equivalents. From time to time, the Company invests a portion of its excess cash in money market accounts that are stated at cost and approximate market value.

Concentration of credit risk - Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. From time to time, the cash balances exceed the federal depository insurance coverage limit of $250,000. The Company's cash balances are deposited with high credit quality financial institutions. No single customer represents a significant concentration (over 10%) of sales or receivables. With the recent economic problems in the banking sector, the Company closely monitors its cash investments in money market funds.

Accounts receivable - Accounts receivable are recorded at net realizable value which is the original invoice amount less an allowance that management believes will be adequate to absorb estimated losses on existing accounts receivable. The allowance is established through a provision for bad debts charged to expense. Accounts receivable are charged against the allowance for doubtful accounts when management believes that collectibility is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing accounts receivable, based on an evaluation of the collectibility of accounts receivable and prior bad debt experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the accounts receivable, overall accounts receivable quality, review of specific problem accounts receivable, and current economic conditions that may affect the customer's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Accounts receivable are generally considered to be past due if any portion of the receivable balance is outstanding for more than 90 days.

Property and equipment - Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, ranging from three to ten years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the life of the lease. Expenditures for maintenance and repairs are charged to operations as incurred and major expenditures for renewals and improvements are capitalized and depreciated over their useful lives.

Impairment of long-lived assets - The Company accounts for long-lived assets in accordance with the provisions of Topic 350 of the ASC, "Intangibles-Goodwill and Other". This topic establishes financial accounting and reporting standards for the impairment of long-lived assets and certain intangibles related to those assets to be held and used, and for long-lived assets and certain intangibles to be disposed of. The topic requires, among other things, that the Company review its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If this review indicates that the long-lived asset will not be recoverable, as determined based on the estimated undiscounted cash flows of the Company over the remaining amortization period, the carrying amount of the asset is reduced by the estimated shortfall of cash flows. The Company believes that none of the long-lived assets were impaired, as of December 31, 2009 or 2008.

Goodwill - Goodwill represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identified intangible assets. Goodwill is assessed at least annually for impairment and any such impairment is recognized in the period identified. The Company performed its assessment and determined that goodwill is not impaired as of December 31, 2009 or 2008.

Intangible assets - Certain intangible assets are being amortized on a straight-line basis over their estimated useful lives, which vary from 3 to 19 years.

Capitalized course costs - Capitalized course costs include the direct cost of internally developing proprietary educational products and materials that have extended useful lives. Amortization of these capitalized course costs commences when the courses are available for sale from the Company's catalog. The Company has capitalized approximately $100,000 and $44,000 on such costs for the years ended December 31, 2009 and 2008, respectively. The amortization period is generally five years for courses either purchased or developed internally. Other course costs incurred in connection with any of the Company's monthly subscription products or custom work is charged to expense as incurred. Included in other intangible assets are course costs net of accumulated amortization of $491,000 and $611,000 at December 31, 2009 and 2008, respectively.

Capitalized software development - The Company has developed a new Learning Management System ("LMS") as wells as other products and has capitalized those costs permissible under ASC Topic 985, "Software". Total capitalized costs are $1,339,000 and $994,000 as of December 31, 2009 and 2008, respectively. The Company began amortizing certain of these costs over a five-year period commencing when the LMS was placed in service in the fourth quarter of 2008. Amortization expense for 2009 and 2008 was approximately $207,000 and $50,000, respectively.

Deferred revenue - Deferred revenue related to subscription services represents the portion of unearned subscription revenue, which is amortized on a straight-line basis, as earned. Deferred revenue related to Web site design and video production services represents that portion of amounts billed by the Company, or cash collected by the Company, for which services have not yet been provided or earned in accordance with the Company's revenue recognition policy.

Income taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company measures and recognizes the tax implications of positions taken or expected to be taken in its tax returns on an ongoing basis. The Company had no unrecognized tax benefits or liabilities, and no adjustment to its financial position, results of operations or cash flows relating to uncertain tax positions taken on all open tax years.

Net income per share - Basic net income per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share reflect in periods, in which they have a dilutive effect, the impact of common shares issuable upon exercise of stock options and warrants and non-vested shares of common stock.

The reconciliation is as follows:

Years Ended December 31,	2009	2008
Weighted Average Number of Shares Outstanding	5,043,045	4,938,548
Effect of Dilutive Securities, common stock equivalents	58,623	36,650
Weighted Average Number of Shares Outstanding, used for computing diluted earnings per share	5,101,668	4,975,198

Stock-based compensation - The Company accounts for stock-based compensation in accordance with ASC Topic 718, "Stock Compensation" Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the vesting period. Determining the fair value of share-based awards at the grant date requires assumptions and judgments about expected volatility and forfeiture rates, among other factors.

Advertising costs - Advertising costs are expensed as incurred and were approximately $125,000 and $116,000 for the years ended December 31, 2009 and 2008, respectively.

Reclassifications - Certain prior year balances have been reclassified to conform with current year classifications. The reclassifications have no effect on the Company's financial position or results of operations.

New accounting pronouncements - In July 2009, the Financial Accounting Standards Board adopted The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, (the "Codification"). The Codification will be the single source of authoritative U.S. nongovernmental generally accepted accounting principles. The Codification does not change generally accepted accounting principles, but is intended to make it easier to find and research issues and will change the way generally accepted accounting principles ("GAAP") is referenced. The Codification is effective for interim and annual periods ending after September 15, 2009. The Company began to use the new Codification when referring to GAAP in its financial statements for the third quarter of 2009.

In May 2009, the FASB issued ASC 855, "Subsequent Events", that provides guidance on management's assessment of subsequent events. This standard establishes the accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. This section is effective for interim and annual periods ending after June 15, 2009. In accordance with the ASC, the Company reviewed the events for inclusion in the consolidated financial statements through the filing date of its financial statements. The implementation of this standard did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB revised the guidance on "Business Combinations", which is now codified into ASC Topic 805 (formerly SFAS No. 141R). ASC Topic 805 requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of this standard will, among other things, impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration); exclude transaction costs from acquisition accounting; and change accounting practices for acquired contingencies, acquisition-related restructuring costs, in-process research and development, indemnification assets, and tax benefits. This standard was effective for business combinations occurring after December 15, 2008. The adoption of this standard did not have a material impact effect on the financial statements and disclosures for the year ended December 31, 2009.

Note 2.
Acquisitions and Joint Venture

In July 2009, the Company acquired substantially all of the operating assets and assumed certain liabilities of EEI for approximately $349,000. The purchase price of $349,000 was allocated to course costs for $313,000, which is being amortized over a five-year period, and prepaid expenses of $81,000, offset by deferred revenue of $45,000. EEI provides live training to accountants, financial professionals and attorneys through seminars conducted throughout the United States. It can also conduct live classroom-style training for its clients.

In July 2008, the Company acquired all of the outstanding shares of Loscalzo for approximately $4,400,000. Loscalzo is a leading provider of in-house training for accounting firms. It also conducts live classroom style training for both its own accounts and numerous state accounting societies. The Company's core products have been focused on self-study and online learning, whereas Loscalzo is a leading provider of live training offered through a number of different mediums. With Loscalzo, the Company now offers a complete, blended learning environment for accounting and finance professionals and organizations on a national level. In conjunction with the acquisition, Loscalzo's President was given a two-year employment agreement. The purchase price of the acquisition exceeded the fair value of the tangible assets and liabilities acquired by approximately $3,489,000.

The allocation of the excess of the purchase price over the carrying value was classified as follows:

Restrictive Covenant	$ 200,000
Trade Name	350,000
Customer Lists	400,000
Course Costs	200,000
Other Intangible Assets	15,000
Goodwill and Other Non-Amortizable Intangibles	2,323,645
	$3,488,645

The course content is being amortized over a three-year period; the restrictive covenant and client lists are being amortized over a ten-year period.

In 2008, our Skye subsidiary formed a joint venture with Education and Training Systems International ("ETSI") for the purpose of marketing its iReflect product and invested $35,000 in this joint venture. iReflect is an interactive, Web-based tool used for the development of marketing and presentation skills. The investment in the joint venture is accounted for using the equity method and Skye has reduced the carrying amount of its investment by its share of losses in the joint venture.

Note 3.
Property and Equipment, net

The components of property and equipment are as follows:

December 31,	2009	2008
Furniture, Fixtures and Equipment	$4,228,325	$4,011,864
Leasehold Improvements	189,709	189,709
	4,418,034	4,201,573
Less Accumulated Depreciation	3,809,184	3,593,585
	$ 608,850	$ 607,988

Depreciation expense for the years ended December 31, 2009 and 2008 was approximately $216,000 and $230,000, respectively.

Note 4.
Goodwill and Other Intangible Assets, net

The components of intangible assets are as follows:

Years Ended December 31,	2009	2008
Engineering Courses	$2,766,837	$2,766,837
Rights to CPA Report ("CPAR")	1,700,000	1,700,000
Pro2 Net Courses ("P2N")	837,504	837,504
Course Costs	1,088,105	996,988
Customer Lists	1,041,746	728,500
Restrictive Covenant	200,000	200,000
Trade Name	350,000	350,000
Capitalized Software Development	1,347,796	994,497
Financial Campus	340,894	340,894
Other Intangible Assets	803,330	803,330
	10,476,212	9,718,550
Less Accumulated Amortization	6,054,463	5,217,911
	$4,421,749	$4,500,639

The aggregate amortization expense for the years ended December 31, 2009 and 2008, was approximately $836,000 and $716,000, respectively.

Estimated amortization expense for the five years subsequent to December 31, 2009, is as follows:

Years Ending December 31,	
2010	$839,000
2011	703,000
2012	555,000
2013	475,000
2014	304,000

The following table presents the changes in the carrying amount of goodwill and other intangibles during the years ended December 31, 2009 and 2008:

	Goodwill	Other Intangible Assets
Balance, January 1, 2008	$ 145,684	$ 3,296,538
Amortization Expense	–	(716,133)
Goodwill and Intangibles Acquired	3,248,645	1,920,234
Balance, December 31, 2008	3,394,329	4,500,639
Amortization Expense	–	(836,552)
Goodwill and Intangibles Acquired	(19,072)	757,662
Balance, December 31, 2009	$ 3,375,257	$ 4,421,749

The reduction in goodwill of $19,072 represents an adjustment to the additional post closing consideration paid to Skye and an adjustment to the Loscalzo purchase price.

Note 5. Income Taxes

At December 31, 2009 and 2008, the Company has a net deferred tax asset of approximately $1,251,000 and $1,104,000 respectively, primarily resulting from the expected future benefit of available net operating loss carryforwards and other temporary differences. Realization of deferred tax assets depends on sufficient future taxable income during the period that deductible temporary differences and loss carryforwards are expected to be available to offset future taxable income of approximately $2,800,000 which expires through 2023.

The components of the (provision for) benefit from income taxes are as follows

Years Ended December 31,	2009	2008
Current:		
Federal	$ (5,000)	$(27,485)
State	(122,408)	(28,310)
Total Current	(127,408)	(55,795)
Deferred:		
Federal	102,000	106,923
State	18,000	19,000
Total Deferred	120,000	125,923
	$ (7,408)	$ 70,128

Included in current state income tax expense for the year ended December 31, 2009, is approximately $65,000 of income tax under accruals related to the 2008 tax year.

The temporary differences and net operating loss carryforward give rise to the following deferred tax assets:

Years Ended December 31,	2009	2008
Net Operating Loss	$1,247,000	$1,414,000
Depreciation and Amortization of Property, Equipment and Intangibles	569,000	592,000
Stock Option and Restricted Stock Compensation Expense	116,000	60,000
Other	9,000	–
	1,941,000	2,066,000
Less Valuation Allowance	690,000	962,000
Deferred Tax Asset	$1,251,000	$1,104,000

These amounts have been classified on the accompanying consolidated balance sheets as non current.

A reconciliation of income tax expense at the federal statutory rate to income tax expense at the Company's effective rate is as follows:

Years Ended December 31,	2009	2008
U.S. Federal Statutory Income Tax Rate	34.00%	34.00%
State Income Tax Rate, net of federal benefit	6.00%	6.00%
Travel and entertainment	3.00%	0.80%
Prior year true-ups	14.50%	0.00%
Change in Valuation Allowance	(67.00)%	(49.00)%
Other	7.70%	12.80%
Income Tax (Expense) Benefit	(1.80)%	4.60%

Note 6. Stock Incentive Plan

The Company's 2009 Incentive Compensation Plan (the "Plan"), as approved by the Shareholders at the annual meeting held in June 2009, replaced the expired 1999 Stock Option Plan. The new Plan provides for the grant of up to 800,000 shares of non-qualified stock options and restricted stock awards to employees, directors and consultants. Future restricted stock grants may not exceed 200,000 shares. The Plan incorporated the outstanding shares at the time of adoption. As of December 31, 2009, there are 410,121 options outstanding, of which 305,080 are currently exercisable and there were 136,010 restricted stock grants outstanding. As of December 31, 2009, the Plan had a net balance of 253,869 shares reserved for the issuance of future grants. The Plan is administered by the Compensation Committee of the Board of Directors of the Company. The administrator of the Plan determines the terms of options, including the exercise price, expiration date, number of shares, and vesting provisions.

The weighted average estimated fair value of stock options granted for the year ended December 31, 2009 and 2008, was $2.69 and $2.29, respectively. The fair value of options at the date of grant was estimated using the Black-Scholes Option Pricing Model. The Company takes into consideration guidance under ASC Topic 718, "Stock Compensation" when reviewing and updating assumptions. The expected volatility is based upon historical volatility of the Company's stock and other contributing factors. The expected term is based upon observation of actual time elapsed between date of grant and exercise of options for all employees. Previously such assumptions were determined based on historical data.

The assumptions made in calculating the fair values of options are as follows:

Years Ended December 31,	2009	2008
Contractual Term	10 years	10 years
Expected Volatility	40%-45%	45%
Expected Dividend Yield	0%	0%
Risk-Free Interest Rate	2.0% - 2.1%	2.8% - 3.0%
Expected Term	4.5 years	5.5 years

For the years ended December 31, 2009 and 2008, stock-based compensation expense related to stock options granted was approximately $84,000 and $75,000, respectively. As of December 31, 2009, the fair value of unamortized compensation cost related to unvested stock option awards was approximately $90,000. Unamortized compensation cost as of December 31, 2009, is expected to be recognized over a remaining weighted-average vesting period of three years.

As of December 31, 2009, the total intrinsic value, which is the difference between the exercise price and closing price of the Company's common stock of options outstanding and exercisable, was $96,000 and $44,000, respectively.

In February 2008, the Company granted 34,025 options to various employees. These options vest in three years. Of these options, 31,025 have an exercise price of $5.10 and 3,000 have an exercise price of $5.16.

In February 2009, the Company granted options and restricted stock awards to certain officers, senior management and employees. All of the awards were granted at $2.54. Included in the grant are 55,750 stock options and 116,616 restricted stock grants, all of which have various vesting schedules ranging from February 2009 through February 2013.

In July 2009, the Company granted 10,000 fully vested options immediately exercisable at a price of $3.50 in conjunction with the acquisition of EEI.

A summary of all stock option activity is as follows:

Years Ended December 31, 2009 and 2008	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2008:	386,280	$4.62
Options granted	34,025	5.11
Options forfeited/expired	(42,445)	4.89
Options exercised	(12,716)	2.31
Outstanding, December 31, 2008:	365,144	4.71
Options granted	65,750	2.69
Options forfeited/expired	(20,773)	4.32
Options exercised	–	–
Outstanding, December 31, 2009	410,121	4.40
Exercisable, December 31, 2009	305,080	4.59

	Options Outstanding				Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price		Number Exercisable	Weighted Average Remaining Contractual Life (Years)
$2.00-$2.99	97,300	6.94	$2.54		41,850	4.13
$3.00-$3.99	35,400	6.98	2.64		35,400	7.16
$4.00-$4.99	36,642	5.64	4.19		34,976	5.82
$5.00-$5.99	240,779	2.22	5.35		192,854	0.78
$	410,121	5.92	4.40		305,080	5.87

A summary of the nonvested options and activity for the year is as follows:

December 31, 2009	Options	Weighted Average Grant Date Fair Value
Nonvested, January 1, 2009	67,890	2.11
Granted	65,750	2.69
Vested	(25,686)	1.46
Forfeited	(2,913)	2.12
Nonvested, December 31, 2009	105,041	1.62

Note 7. Stockholders' Equity

In January 2008, the Company's compensation committee granted certain officers and key employees of the Company a total of 18,072 shares of restricted common stock. The grant vests one-third immediately and one-third each year, thereafter. The grants were part of a bonus paid for 2007 and were considered issued as of December 31, 2007, and included in the total outstanding shares as of that date. The stock is unregistered and was subject to certain forfeiture provisions if the employee left the Company prior to January 29, 2009.

In 2008, the Company recorded an additional 6,902 shares as issued and outstanding. These shares were awarded as part of prior years' employees' stock grants. In 2009, the Company considered as issued and outstanding 37,643 shares also awarded from prior years' employee stock grants. The shares awarded to employees under the then existing Plan are eligible to vote and to receive dividends. The costs of any stock grants awarded to employees under the Plan are amortized over the service period.

In 2008, one employee and two former consultants to the Company exercised their vested stock options for the purchase of 12,716 shares of common stock at prices ranging between $2.15 and $2.75.

In 2009, the Company's Compensation Committee granted certain officers and key employees 98,500 shares of restricted common stock, of which 48,500 shares vest three years from issuance and 50,000 shares vest one-quarter each year commencing one year from issuance. In addition, as part of the 2008 bonus, certain employees were issued 18,116 shares of restricted common stock, of which one-third vested immediately and one-third will vest each year thereafter.

In addition, in 2009, the Company purchased 3,046 shares of common stock from a key employee for $11,059.

Note 8. Commitments and Contingencies

Operating leases - The Company leases office space and production and warehouse facilities in Hawthorne, New York; Westborough, Massachusetts; Bridgewater, New Jersey; and Red Bank, New Jersey. The office in Red Bank, New Jersey, is owned by an affiliate of the President of Loscalzo. Future minimum lease payments are as follows:

Year Ending December 31,	
2010	$ 451,000
2011	422,000
2012	379,000
2013	377,000
2014	342,000
Thereafter	1,438,000
	$3,409,000

Rent expense is recorded on a straight-line basis over the lease term. Rent expense for the years ended December 31, 2009 and 2008, was approximately $450,000 and $431,000, respectively.

The Company arranged for a $75,000 letter of credit representing a security deposit for the Hawthorne, New York, lease. The Company has pledged a $150,000 certificate of deposit to the bank, issuing the letter of credit as collateral for the letter of credit and the restricted cash account is included in other assets.

Employment agreements - The Company has entered into employment agreements with its key senior executives.

- The employment agreement with the Company's chief executive officer was renewed in February 2007, and is for a term of three years. The agreement renews automatically for a new three-year term at the end of the first year of each three-year term, unless either party gives notice of their intent not to renew before the end of the first year of each three-year term.

- The chief financial officer's agreement was renewed in July 2008 and expires in June 2011.

- The employment agreement with the President was renewed on October 1, 2008, for a period of three years.

- The chief technology officer's agreement was renewed on March 1, 2010, for a period of two years.

- The agreement with the President of Skye was renewed on February 1, 2010, for a two-year period. The agreement requires an annual base salary plus incentives if certain goals are met. The previous agreement, which expired on January 31, 2010, also required certain incentive payments and approximately $15,000 in such payments was accrued for the year ended December 31, 2009.

- The agreement with the President of Loscalzo is for two years, expiring in June 2010.

Each employment agreement provides for specified annual base salaries, subject to increases at the discretion of the Company's Board of Directors. Under certain agreements, if the Company terminates any executive's employment without cause, or if an executive terminates his employment for good reason, the executive is entitled to receive certain severance benefits.

At February 28, 2010, the aggregate commitments under the employment agreements for the senior executives described above approximated $2,350,000.

Litigation - The Company is involved in litigation through the normal course of business. The Company believes that the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Company. Currently there are no pending litigations.

Note 9.
Fair Value of Financial Instruments

The methods and assumptions used to estimate the fair value of the following classes of financial instruments were:

Current assets and current liabilities - The fair values of cash, accounts receivables, payables, and certain other short-term financial instruments approximate their carrying values due to their short-term maturities.

Note 10.
Subsequent Events

On March 9, 2010, the Company's Board of Directors approved the payment of a cash dividend of $ .01 per common share to shareholders of record on April 1, 2010, payable on April 11, 2010.

On March 12, 2010, the Company purchased 149,000 shares of its common stock for $462,000. These shares are not retired and will be placed into treasury.

Report of Independent Registered Accounting Firm

Board of Directors
SmartPros Ltd.
Hawthorne, New York

We have audited the accompanying consolidated balance sheets of SmartPros Ltd. and Subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SmartPros Ltd. and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Holtz Rubenstein Reminick LLP

New York, New York
March 26, 2010

Directors, Officers and Corporate Information

Board of Directors

Allen S. Greene
Chairman of the Board
Chief Executive Officer
SmartPros Ltd.

Jack Fingerhut
Director
President
SmartPros Ltd.

John J. Gorman, Esq.
Director
Partner
Luse Gorman Pomerenk & Schick, PC

Martin H. Lager
Director
Owner
Martin H. Lager CPA

Leonard J. Stanley
Director
Chief Financial Officer
Utendahl Capital Partners, L.P.

Corporate Officers

Allen S. Greene
Chief Executive Officer
Chairman of the Board

Jack Fingerhut
President
Director

Stanley Wirtheim
Chief Financial Officer

Joseph Fish
Chief Technology Officer
Executive Vice President

Karen Stolzar
Vice President &
Corporate Secretary

Stephen Henn
Ethics Officer, SmartPros Ltd.
President
SmartPros Legal & Ethics Ltd.

Senior Management & Division Heads

Mike Fowler
Senior Vice President
Business Development

Shane Gillispie
Vice President
Marketing & eCommerce

Jeffrey Jacobs
Vice President & Publisher

Jay Gregory
Vice President, Operations
Financial Services

Mark Luciano
Vice President
Engineering & Channel Partners

Glenn Shapiro
President
Executive Enterprise Institute

Margaret Loscalzo
President
Loscalzo Associates Ltd.

Seth Oberman
President
Skye Multimedia Ltd.

Corporate Headquarters

SmartPros Ltd.
12 Skyline Drive
Hawthorne, NY 10532
(914) 345-2620
www.smartpros.com

Subsidiaries

SmartPros Legal & Ethics Ltd.
69 Milk Street
Suite 201
Westborough, MA 01581
(508) 366-3600
www.smartpros.com/legal&ethics

Skye Multimedia Ltd.
1031 Route 22 West
Suite 301
Bridgewater, NJ 08807
(908) 429-0099
www.skyemm.com

Loscalzo Associates Ltd.
130 Monmouth Street
Red Bank, NJ 07701
(732) 741-1600
www.loscalzo.com

Stock Market Information

The common stock of SmartPros Ltd. trades on the NASDAQ Capital Market under the symbol SPRO, and warrants SPRO W.

Stock Transfer Agent & Registrar

American Stock Transfer
& Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
(800) 937-5449

The Transfer Agent is responsible for handling shareholder questions regarding lost stock certificates, address changes and changes of ownership or name in which shares are held.

Independent Auditors

Holtz Rubenstein Reminick LLP
125 Baylis Road
Melville, NY 11747

Legal Counsel

Morse, Zelnick, Rose & Lander LLP
405 Park Avenue
Suite 1401
New York, NY 10022


SmartPros

Knowledge for
Professionals

SmartPros Ltd.
12 Skyline Drive
Hawthorne, NY 10532
914.345.2620
www.smartpros.com